EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Results of Extraordinary General Meeting

SHANGHAI, China, March 26, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its extraordinary general meeting of shareholders was held on March 26, 2015. During the meeting, the following proposal submitted for shareholders' approval was approved:

  The resolution as set out in the Notice of Extraordinary General Meeting regarding the proposed amendment of 2009 Share Incentive Plan (as adopted on 29 September 2009 and amended in October 2009 and August 2010).

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

CONTACT: Ida Yu
         Sr. Manager, Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com